Exhibit 16.1

November 17, 2011

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On November 14, 2011 we were notified of our dismissal as the independent registered public accountant for Bison Instruments, Inc. (the “Company”), effective November 17, 2011.

We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated November 17, 2011, and (the “Current Report”) and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.  We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP